SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ◆

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ◆

INCORPORATION BY REFERENCE

The Registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended September 30, 2004 and the unaudited consolidated financial statements as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles furnished to the Commission on October 29, 2004 on this Form 6-K, are incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278 and 333-10274) and on Form F-10 (No. 333-113870), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  October 29, 2004

PLACER DOME ANNOUNCES THIRD QUARTER EARNINGS OF $148 MILLION

(United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP"))

October 27, 2004

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) generated third quarter earnings of $148 million, or $0.36 per share, on gold production of 888,000 ounces during the three months ended September 30. Quarterly mine operating earnings were $109 million and cash from operations totalled $91 million. Earnings for the quarter included an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. Also during the third quarter of 2004, earnings were favourably impacted by the recognition of a $37 million non-cash tax gain for previously unrecorded tax benefits in Australia. This reflects a more positive operational outlook in Australia including an improved gold price environment.

President and CEO Peter Tomsett said Placer Dome's mines are performing well and delivering strong margins and cash flow. "This quarter proves again that we own a quality portfolio of assets capable of generating significant value for shareholders," he said. "Our performance during the first nine months puts us on track to meet our 2004 targets for production and costs. We have also commenced a feasibility study on Cortez Hills and are progressing toward decision points on our important development projects in 2005."

With sadness, Placer Dome reports the death of Board member Clifford Michel, who passed away recently after many years of service. Mr. Michel had been a Director of Placer Dome since its formation in 1987 and was a key contributor to the Board. Placer Dome Chairman Robert Franklin noted Mr. Michel's contributions over his many years of service, stating: "His opinion was very well regarded and he will be greatly missed."

MANAGEMENT'S DISCUSSION AND ANALYSIS

(United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP"))

Throughout this document, "Placer Dome" is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome's share is defined to exclude minority shareholders' interests. The "Corporation" refers to Placer Dome Inc. This Management's Discussion and Analysis ("MD&A") was made as of October 27, 2004.

Highlights

Consolidated net earnings in accordance with U.S. GAAP for the first nine months of 2004 and three months ended September 30, 2004 were $245 million ($0.59 per share) and $148 million ($0.36 per share), respectively, compared with $148 million ($0.36 per share) and $27 million ($0.06 per share) for the same periods in 2003. During the third quarter of 2004 Placer Dome recognized an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. Also during the third quarter of 2004, earnings were favourably impacted by the recognition of a $37 million non-cash tax gain for previously unrecorded tax benefits in Australia. This reflects a more positive operational outlook in Australia including an improved gold price environment.

Mine operating earnings were $404 million and $109 million for the first nine months and quarter ended September 30, 2004, respectively, representing an increase of 45% and a decrease of 4% over the respective prior year periods as stronger copper mine operating earnings were countered by weaker gold mine operating earnings in the third quarter. Cash from operations increased by $64 million and decreased by $34 million to $332 million and $91 million in the first nine months and third quarter of 2004, respectively, compared with $268 million and $125 million in the corresponding periods in 2003. The increase of 24% for the nine months ended September 30, 2004 primarily reflects an increase in mine operating earnings, partially offset by an increase in cash taxes. The decrease of 27% for the three months ended September 30, 2004 is primarily due to lower mine operating earnings and increased investment in working capital.

Placer Dome's share of gold production in the first nine months of 2004 was 2,725,000 ounces, a decrease of 3% compared with the prior year period. The decrease was due to the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West and Granny Smith mines. This was partially offset by the acquisition of the North Mara mine in July of 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines. Copper production was 319 million pounds, an increase of 2% from the same period in 2003 due to slightly increased production from both the Zaldivar and Osborne mines.

Placer Dome's realized average prices were $389 and $382 per ounce of gold in the first nine months and third quarter of 2004, respectively, versus an average spot price of $401 per ounce in both periods. As a result of continuing to deliver into all positions and through early deliveries, the precious metal sales program was reduced by 1,025,000 ounces and 322,000 ounces of gold in the first nine months and third quarter of 2004, respectively, to maximum committed ounces of 9.43 million at September 30, 2004.

Placer Dome's share of unit cash and total costs during the nine months ended September 30, 2004 were $232 and $287 per ounce, respectively, an increase of 8% and 5%, respectively, from the comparative prior year periods. The increase in cash costs per ounce was due primarily to the continued appreciation of foreign currencies against the U.S. dollar (cumulatively $15 per ounce) and rising global energy costs. Cash and total copper production costs for the nine months ended September 30, 2004 were $0.52 and $0.66 per pound, respectively as stronger production offset foreign exchange and input commodity cost pressures.

Placer Dome has undertaken a restructuring of its senior management positions. The changes are intended to accomplish three objectives:

1.

Consolidate the senior management of Placer Dome in Vancouver, Canada to allow timely and consistent implementation of strategies;

2.

To further increase Placer Dome's focus on optimizing the performance of its mines; and

3.

To improve the management and co-ordination of Placer Dome's important development projects and opportunities.

The restructuring has resulted in the elimination of three and the creation of two senior management positions. The regional Executive Vice-President positions have been eliminated. Placer Dome's mines will now be operated on a country-by-country basis with the manager from each country reporting to an Executive Vice-President, Operations. The Executive Vice-President, Operations is responsible for providing strategic advice and guidance in overseeing all aspects of Placer Dome's operating mines.

Placer Dome's evaluations, construction and technical teams have been centralized under an Executive Vice-President, Project Development and Corporate Relations. The group will have the technical and business expertise required to provide strategic direction and management to Placer Dome's capital projects at both existing operations and new developments.

Evert van den Brand, currently Executive General Manager, Australian Operations has been named Executive Vice-President, Operations and William Hayes, currently Executive Vice-President, United States and Latin America has been appointed Executive Vice-President, Project Development and Corporate Relations.

		September 30
	Third Quarter		For the nine months ended
	2004 (i)	2003 (i)(ii)	2004 (i)	2003 (i)(ii)
Financial ($ millions, except per share amounts)
Sales	453	464	1,428	1,271
Mine operating earnings
Gold	70	106	249	260
Copper	46	15	170	33
Other	(7)	(8)	(15)	(15)
	109	113	404	278
Net earnings	148	27	245	148
Per share	0.36	0.06	0.59	0.36
Cash from operations	91	125	332	268
Per share (iii)	0.22	0.31	0.80	0.66
Operations - Gold (000s ozs)
Production (Placer Dome's share)	888	1,014	2,725	2,822
Production (consolidated)	872	995	2,669	2,775
Sales (consolidated)	885	995	2,691	2,823
Cash production costs ($/oz) (iii)	235	217	232	215
Total production cost ($/oz) (iii)	291	271	287	273
Sales price realized ($/oz)	382	392	389	371
London spot price ($/oz)	401	363	401	354
Operations - Copper (millions lbs)
Production	101	105	319	314
Sales	102	100	339	309
Cash production costs ($/lb) (iii)	0.56	0.52	0.52	0.52
Total production cost ($/lb) (iii)	0.70	0.66	0.66	0.67
Sales price realized ($/lb)	1.16	0.81	1.16	0.77
London spot price ($/lb)	1.29	0.80	1.27	0.77

(i)

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a) to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change through December 31, 2003, was to increase earnings on an after tax basis by $4 million ($0.01 per share). As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying value over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for the first nine months of 2003 by $7 million ($0.02 per share) and $5 million ($0.01 per share), respectively; for the third quarter of 2003 by nil (nil per share) and nil (nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(ii)

With the finalization of the AurionGold Limited ("AurionGold") purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first nine months and third quarter of 2003 have been restated to reflect these changes.

(iii)

Cash from operations per share and cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

Outlook

For the year ended 2004, Placer Dome expects its share of production to be approximately 3.6 million ounces of gold and 415 million pounds of copper. Gold cash and total costs are forecast at between $230 and $235 per ounce and $290 to $295 per ounce, respectively. Copper cash and total costs are forecast at about $0.53 and $0.69 per pound, respectively (previously $0.51 and $0.67 per pound).

Capital expenditures remain forecast at $295 million, excluding pre-stripping and deferred stripping expenditures of $30 and $55 million, respectively.

Exploration and Development Projects

On September 28, 2004, Placer Dome delivered a certificate to its partners in Cerro Casale indicating it has commenced to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. Subject to the terms of the Shareholders' Agreement, Placer Dome has up to 15 months to arrange such financing. The partners have reached agreement on certain amendments to the Shareholders' Agreement to facilitate financing arrangements for the project and to cause the cash flows to be distributed in a manner consistent with the original intent of the Shareholders' Agreement. The amendments also provide for the option, at Placer Dome's election to fund senior loans on the project through Placer Dome's financing facilities. Placer Dome has agreed to provide support, through the period of the pre-completion guarantee, for metal price hedge contracts required to secure senior loans. In parallel, Placer Dome intends to continue to advance discussions on key commercial contracts and long-term marketing off-take arrangements.

Should financing under the terms of the Shareholders' Agreement not be available on reasonable commercial terms, the project would revert to non-financeable status. In such case, Placer Dome's interest in the project would remain intact with obligations under the Shareholders' Agreement remaining in place. At any time Placer Dome can return the project to its partners if it does not meet Placer Dome's investment requirements.

At Pueblo Viejo, the planned 1,900 metre drill program to test boundaries of newly identified mineralization and define controls of high-grade mineralization within the pit stages was completed in the third quarter. This and information from prior drilling is being compiled into the existing mineral resource database to enable a new mineral resource model and estimate to be completed by year-end. Work on the pre-feasibility study continued during the quarter including analysis of the results of metallurgical test work on whole ore autoclaving and preparation of flowsheets, layouts and input parameters. The pre-feasibility study remains scheduled for completion by the end of the year.

The Donlin Creek project evaluation continues. Work has focused on the continued evaluation of power supply alternatives and condemnation drilling to confirm facility locations. Baseline environmental data collection and preliminary engineering activities are ongoing.

Placer Dome continues to focus on optimizing the use of its mines' infrastructures by exploring to expand mineral reserves at existing operations. During the first nine months of 2004, exploration expenditures totaled $52 million, $37 million of which related to existing mines with major focuses on the Cortez, Kalgoorlie West, Musselwhite, North Mara and Porcupine operations. In addition to the mine site focus, during the quarter drill programs were completed or are under way at five projects and drill target definition is proceeding on a further 15 properties.

Detailed Review of Financial Results

Earnings

Consolidated net earnings in accordance with U.S. GAAP for the first nine months of 2004 and quarter ended September 30, 2004 were $245 million ($0.59 per share) and $148 million ($0.36 per share), respectively, compared with $148 million ($0.36 per share) and $27 million ($0.06 per share) for the same periods in 2003.

In the first nine months and the third quarter of 2004, Placer Dome's net earnings included an after-tax gain of $76 million for the reversal of a previously accrued tax and interest liability relating to Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the first nine months and third quarter of the year. In the first nine months and third quarter of 2004, Placer Dome's net earnings were also impacted by an unrealized non-hedge derivatives after-tax loss of $5 million (2003 - gain of $26 million) and gain of $1 million (2003 - loss of $25 million), respectively. Placer Dome's net earnings for the first nine months of 2004 also included a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome's investment in Misima as that mine ceased commercial production during the second quarter. The first nine months of 2004 net earnings also included the effect of the adoption of a new accounting policy relating to accounting for deferred stripping activities. The cumulative effect of this change to January 1, 2004 was a non-cash increase in year to date after-tax earnings of $4 million. During the first nine months of 2003, Placer Dome's net earnings were positively impacted by the recognition of a $39 million non-cash tax asset for previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome's U.S. operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain mine. The first nine months of 2003 net earnings also included the effect of the adoption of a new accounting standard relating to accounting for post mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million.

Mine operating earnings for the first nine months and third quarter of 2004 were $404 million and $109 million, respectively, an increase of 45% or $126 million and a decrease of 4% or $4 million over the comparative 2003 periods due to higher contributions from copper and lower third quarter contributions from gold.

Gold operating earnings decreased by 34% to $70 million in the third quarter of 2004 compared with $106 million in the third quarter of 2003. Gold sales revenue for the quarter was $336 million compared with $384 million in the prior year period, a decrease of 13% primarily reflecting a 12% decrease in consolidated production and a 3% decrease in the average price realized. The decrease in production was due to the temporary closure at Golden Sunlight, the closure of the Misima mine late in the second quarter of 2004 and reduced production from the Kalgoorlie West, Turquoise Ridge and Porcupine mines. The decrease in the average realized sales price was due to a decrease in the contribution from Placer Dome's precious metals sales program to negative $15 million in the third quarter of 2004 from positive $25 million in the third quarter of 2003.

Placer Dome's share of cash and total production costs per ounce for the third quarter of 2004 were $235 and $291, respectively, compared with $217 and $271 in the prior year period. The increase in cash costs per ounce was due primarily to the appreciation of the South African rand, the Canadian and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $10 per ounce) and increased global energy prices, partially offset by a positive $2 million contribution from Placer Dome's currency hedging program.

Copper operating earnings of $46 million in the third quarter of 2004 were $31 million or 207% higher than in the comparative 2003 period. Copper sales revenue for the quarter was $116 million compared with $79 million in the 2003 period, reflecting a 61% increase in the average spot price and a 2% increase in sales volume, partially offset by a negative contribution of $17 million (2003 - nil) from Placer Dome's copper hedging program. Consolidated copper production in the third quarter of 2004 was 101.4 million pounds (45,982 tonnes), down 4% from the prior year period primarily due to lower production from the Zaldivar mine. Placer Dome's share of cash and total production costs per pound of copper for the quarter were $0.56 and $0.70, respectively, compared with $0.52 and $0.66, respectively, in the third quarter of 2003. The increase in unit production costs was due to the lower production levels, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar and higher fuel prices and concentrate shipping costs.

Cash from Operations

Cash from operations increased by $64 million and decreased by $34 million to $332 million and $91 million in the first nine months and third quarter of 2004, respectively, compared with $268 million and $125 million in the corresponding periods in 2003. Excluding the impact of non-cash working capital, cash from operations was $331 million and $105 million in the first nine months and third quarter of 2004, respectively, compared with $273 million and $115 million in the prior year periods. The increase of 21% for the nine months ended September 30, 2004 primarily reflects an increase in mine operating earnings, partially offset by an increase in cash taxes. The decrease of 9% for the three months ended September 30, 2004 is primarily due to lower mine operating earnings.

Expenditures on property, plant and equipment in the first nine months and third quarter of 2004 amounted to $237 million and $88 million, respectively, increases of $87 million and $31 million from the comparative prior year periods. The expenditures for the nine months included outlays of $42 million for the main shaft and underground development at the South Deep mine

(2003 - $47 million), $26 million for leach pad and tailings expansion, Cortez Hills development and sustaining capital at Cortez (2003 - $4 million), $24 million for underground development at Turquoise Ridge (2003 - $9 million), $21 million for pre-stripping at Golden Sunlight, $18 million for the mill upgrade at North Mara and $13 million for processing enhancements and sustaining capital at Zaldivar (2003 - $21 million). Other cash from investing activities of $17 million and $14 million in the first nine months and third quarter of 2004, respectively, primarily related to the disposition of assets.

Financing activities in the third quarter of 2004 included net long-term debt repayments of $31 million, primarily relating to the repayment of the non-recourse loan relating to East African Gold Mines Limited's project financing for the North Mara mine.

During the third quarter of 2004, Placer Dome entered into a demand financing facility which permits borrowings up to $120 million. The facility also requires cash to be placed on deposit with the lender in an amount equal to drawdowns. At September 30, 2004, $90 million had been drawn on the facility and an equal amount had been placed on deposit. During the quarter, Placer Dome received proceeds of $6 million on the exercise of common share stock options.

Financing activities in the third quarter of 2003 included the issuance of $164 million in commercial paper used to finance a portion of the East African Gold Mines Limited purchase price. Additional financing activities in the first nine months of 2003 included the redemption of $185 million of 8.625% preferred securities, the scheduled repayment of $200 million of 7.125% unsecured bonds, the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30-year debentures, all in the first half of the year. Dividend payments totalled $41 million and $20 million in the first nine months and third quarter of 2004, respectively (2003 - $41 million and $20 million). Consolidated short-term and long-term debt balances at September 30, 2004, were $1,246 million, compared with $1,189 million at December 31, 2003.

On September 30, 2004, consolidated cash and short-term investments, not including restricted cash of $90 million, amounted to $655 million, an increase of $64 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $635 million was held by Placer Dome and its wholly owned subsidiaries. At September 30, 2004, Placer Dome also had approximately $965 million of undrawn bank lines of credit available. Placer Dome entered into a new unsecured revolving credit agreement with a syndicate of lenders effective July 20, 2004. The facility is available for use for general corporate purposes. The agreement permits borrowings of up to $850 million, with a $300 million sub-limit for letters of credit, until its maturity on July 20, 2009. The agreement requires the Corporation to maintain a consolidated tangible net worth of $1.5 billion.

Forward Sales and Options

During the first nine months and third quarter of 2004, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 1,025,000 and 322,000 ounces, respectively to a total of 9.43 million ounces at September 30, 2004. Committed ounces were reduced during the periods by delivering into hedge contracts and through early delivery of forward sales. This represents maximum committed ounces as a percentage of reserves at December 31, 2003 of 16% at an average expected realized price of approximately $390 per ounce for delivery over 13 years. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million by December 31, 2004. This would represent a decrease of approximately 14% for the year. See note 9 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

The mark-to-market value of Placer Dome's precious metals sales program at September 30, 2004, based on spot prices of $415.65 per ounce for gold, $6.905 per ounce for silver and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.3872, and the period-over-period change in the mark-to-market value is detailed in the following table. The mark-to-market value reflects the amount that would have been paid to counterparties if the contracts were closed out on September 30, 2004 under prevailing market conditions without allowance for market illiquidity. At October 25, 2004, based on spot prices of $429.15 per ounce for gold, $7.44 per ounce for silver and an AUD/USD exchange rate of $1.3399, the mark-to-market value was negative $703 million.

$millions
Mark-to-market value at December 31, 2003	(705)
Cash value realized	49
Change in spot price (December 31, 2003 - $417 per ounce)	14
Change in the AUD/USD exchange rate (December 31, 2003 - $1.3319)	(15)
Accrued contango	99
Change in volatility, interest rates and gold lease rates	(42)
Mark-to-market value at September 30, 2004	(600)
Provision included in Deferred Commodity and Currency Sales Contracts and Derivatives liability relating primarily to the fair value of the AurionGold and East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	188
Net unrealized mark-to-market value at September 30, 2004	(412)

The net unrealized mark-to-market value of negative $412 million reflects the income statement effect that Placer Dome could expect to incur had it closed out its contracts at September 30, 2004 under prevailing metal prices, foreign exchange rates, interest rates and volatilities.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs, the mark-to-market value of forward and option contracts on September 30, 2004, was negative $42 million based on a spot copper price of $1.424 per pound (December 31, 2003 - negative $25 million based on a spot copper price of $1.053 per pound) and positive $33 million based on a foreign exchange rate of AUD/USD - $1.3872 (December 31, 2003 - positive $45 million based on a foreign exchange rate of AUD/USD - 1.3319), respectively. At October 25, 2004, the mark-to-market value of forward and option contracts was negative $23 million for copper based on a spot copper price of $1.315 per pound and positive $39 million for currencies based on a foreign exchange rate of AUD/USD - $1.3399, respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, technology, resource development and other totalled $145 million and $50 million in the first nine months and third quarter of 2004, respectively, representing a nil change and a $4 million decrease from the respective prior year comparative periods. Resource development, technology and other expenses were $9 million and $8 million less than in the respective comparative prior year periods primarily due to the cessation of Turquoise Ridge holding costs and the reduced amortization of purchased undeveloped mineral interests. The increases in general and administration costs were primarily due to the weakening U.S. dollar and costs associated with increased corporate activities.

Pre-tax non-hedge derivative losses in the first nine months and third quarter of 2004 were $15 million and $1 million, respectively (2003 - gain of $44 million and loss of $33 million). Included in these amounts are net unrealized non-cash losses of $3 million and $1 million for the first nine months and third quarter of 2004, respectively (2003 - gain of $41 million and loss of $26 million). The realized losses in 2004 were largely due to the appreciation in the price of copper. The 2003 gains and losses were primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods.

Investment and other business income in the first nine months and third quarter of 2004 were expenses of $15 million and gains of $10 million, respectively, compared with an expense of $2 million and a gain of $6 million in the comparative prior year periods. The losses in the first nine months 2004 were due to an after-tax non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome's investment in Misima, which ceased commercial production during the second quarter.

Interest and financing expenses were $56 million and $19 million in the first nine months and third quarter of 2004, respectively, compared with $46 million and $13 million in the comparative prior year periods. The increase relates to higher average debt levels in the 2004 period, partially offset by lower interest rates.

Income and resource tax recoveries in the nine months and quarter ended September 30, 2004 were largely due to an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal on August 31, 2004 which ruled in favour of Placer Dome. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal's decision to the Supreme Court of Canada. Management is of the view, that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Placer Dome also expects to be reimbursed for previously made cash payments totaling $37 million plus interest. During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the quarter. Income and resource tax recoveries during the nine months ended September 2003 were largely due to the recognition of a $39 million non-cash asset for previously unrecorded tax benefits related to Placer Dome's U.S. operations. At December 31, 2003, the majority of the valuation allowance against the U.S. tax assets had been reversed.

Net earnings in the first nine months of 2004 included the effect of a change in accounting policy related to deferred stripping. During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, to exclude the recording of deferred stripping liabilities relating to the Cortez joint venture on Placer Dome's balance sheet (see note 2(a) to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment (see note 2(b) to the unaudited interim consolidated financial statements for more details). If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for the first nine months of 2003 by $7 million ($0.02 per share) and $5 million ($0.01 per share), respectively; for the third quarter of 2003 by nil (nil per share) and nil (nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Net earnings in the first nine months of 2003 included the effect of the adoption of a new standard (SFAS 143 'Accounting for Asset Retirement Obligations') relating to accounting for post mining-related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(c) to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre- and after-tax basis of $23 million and $17 million, respectively.

Share Capital

As at October 25, 2004, Placer Dome had 414,806,485 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding, none of which were in a position to be converted. If conversion were possible, the total number of common shares the Corporation would have to issue would be 10,991,631. As at October 25, 2004, Placer Dome had 14,258,863 share options outstanding under its stock-based incentive plans. If all of these options were exercised on that date, the Corporation would have to issue 14,258,863 common shares.

Recent Accounting Developments

The Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") is currently discussing the appropriateness and timing of capitalization and amortization of deferred stripping costs for mining operations. Should the Task Force reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

On October 13, 2004, the FASB concluded that Statement 123R, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The FASB's current plan is to issue a final Statement on or around December 15, 2004. Placer Dome is currently evaluating the impact of SFAS 123R.

Canadian GAAP

Placer Dome also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management's Discussion and Analysis focusing on these differences (see note 13 to the interim unaudited consolidated financial statements).

Review of Mining Operations

PRODUCTION AND OPERATING SUMMARY
				For the nine months ended September 30							Estimated annual 2004/Actual 2003
Mine	Placer						Placer Dome's Share
	Dome's share		Mine	Millfeed			Production		Cost per unit(2)		Production	Cost per unit (13)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz,	$/lb)	(ozs,	($/oz, $/lb)
	production)		earnings(1)(4)(7)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total
GOLD
Canada
Campbell	100%	2004	$11	340	15.2	95.8	158,337	+7%	251	319	208,000	240	310
		2003	$12	267	18.0	95.8	147,627		199	270	197,114	202	264
Musselwhite	68%	2004	6	749	5.2	95.7	119,749	+8%	265	343	157,000	260	340
		2003	2	664	5.5	95.6	111,299		250	329	151,422	250	330
Porcupine	51%	2004	16	1,529	3.5	92.0	156,301	-9%	230	302	205,000	230	300
		2003	14	1,587	3.6	92.5	172,070		212	270	233,101	206	262
United States
Bald Mountain(3)	100%	2004	2	1,330	0.8	t	35,583	-52%	325	351	50,000	250	270
		2003	5	4,008	0.7	t	73,876		237	283	90,601	228	279
Cortez (3),(4),(8)	60%	2004	99	17,207	1.2	t	500,705	+0%	157	193	630,000	160	200
		2003	87	10,175	2.0	t	498,728		129	165	639,241	135	172
Golden Sunlight (5)	100%	2004	1	-	-	-	2,419	-99%	-	-	2,000	-	-
		2003	36	1,743	3.9	82.8	181,134		145	152	234,946	143	151
Turquoise Ridge (6)	75%	2004	2	222	13.7	90.5	88,058	+61%	315	323	125,000	300	310
	100%	2003	3	125	13.8	96.6	54,706		226	231	92,965	215	220
Australia
Granny Smith (7)	100%	2004	(5)	3,282	1.9	89.1	174,237	-14%	330	417	255,000	330	420
		2003	11	2,927	2.4	88.2	201,704		237	302	280,129	246	320
Henty (7)	100%	2004	14	216	16.7	96.6	110,434	+56%	161	267	135,000	175	300
		2003	2	219	10.5	95.1	70,934		213	314	102,070	204	308
Kalgoorlie West (7)	100%	2004	4	2,298	2.8	95.8	206,827	-29%	317	387	260,000	320	390
		2003	(5)	2,619	3.6	95.2	290,962		269	365	396,254	271	364
Kanowna Belle (7)	100%	2004	14	1,430	4.2	89.7	171,421	-9%	253	319	230,000	260	340
		2003	14	1,408	4.9	89.1	187,547		202	279	262,889	204	283
Osborne(9)	100%	2004	t	1,203	1.1	82.9	34,051	+35%	t	t	40,000	t	t
		2003	t	1,125	0.9	80.0	25,298		t	t	37,357	t	t
Papua New Guinea
Misima (10)	80%	2004	6	1,850	0.8	87.5	40,522	-43%	275	281	39,000	275	281
		2003	1	3,288	0.8	87.6	71,611		272	307	94,837	276	310
Porgera (7)	75%	2004	92	3,500	5.9	87.7	560,699	+20%	189	221	740,000	190	230
		2003	25	3,134	5.4	87.6	465,995		252	299	638,940	256	301
Chile
La Coipa(11)	50%	2004	11	2,451	1.0	81.8	65,776	+1%	234	305	87,000	240	320
		2003	4	2,350	1.0	84.4	65,190		216	300	99,637	208	291
South Africa
South Deep	50%	2004	(7)	808	6.1	97.2	154,536	-7%	398	440	210,000	390	430
		2003	5	707	7.6	96.9	166,091		280	321	220,371	301	342
Tanzania
North Mara (12)	100%	2004	16	1,523	3.2	92.6	145,457	+291%	235	293	205,000	240	300
		2003	1	351	3.2	94.4	37,154		219	319	89,525	225	301
Metal hedging loss		2004	(31)
		2003	47
Currency hedging gain		2004	9						(3)	(3)
		2003	-						-	-
											3,550,000 -
TOTAL GOLD												230-235	290-295
		2004	$249				2,725,112	-3%	232	287	3,650,000
		2003	$260				2,821,926		215	273	3,861,399	218	274
COPPER
Osborne (9)	100%	2004	29	1,203	2.8	94.8	69,472	+2%	0.62	0.74	90,000	0.64	0.79
		2003	2	1,125	2.9	95.8	68,000		0.57	0.70	93,638	0.56	0.69
Zaldivar(3)	100%	2004	176	13,771	1.1	t	249,960	+2%	0.50	0.64	325,000	0.50	0.66
		2003	31	13,067	1.0	t	246,295		0.51	0.66	331,720	0.51	0.66
Metal hedging loss		2004	(35)
		2003	-

TOTAL COPPER											410,000 -
		2004	$170				319,432	+ 2%	0.52	0.66	420,000	0.53	0.69
		2003	$33				314,295		0.52	0.67	425,358	0.52	0.67
Other (1)		2004	(15)
		2003	(15)

CONSOLIDATED MINE		2004	$404
OPERATING EARNINGS(1)		2003	$278

Notes to the Production and Operating Summary Tables:

(1)

Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. Consolidated mine operating earnings, (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities for the tax effect of such differences. Other mine operating earnings included charges of $8 million and $3 million in the nine months and three months ended September 30, 2004, respectively (2003 - $6 million and $3 million), related to the amortization of the gross up of the property, plant and equipment allocation.

(2)

Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For the period ended September 30
	Third Quarter		Nine Months
	2004 $/oz	2003 $/oz	2004 $/oz	2003 $/oz
Direct mining expenses	232	193	229	194
Stripping and mine development adjustment	(16)	12	(15)	9
Third party smelting, refining and transportation	1	1	1	1
By-product credits	-	(1)	(1)	(1)
Cash operating costs per ounce	217	205	214	203
Royalties	15	11	15	11
Production taxes	3	1	3	1
Total cash costs per ounce	235	217	232	215
Depreciation	26	30	29	31
Depletion and amortization	25	20	22	23
Reclamation and mine closure	5	4	4	4
Total production costs per ounce	291	271	287	273

(3)

Recovery percentage is difficult to accurately measure at heap leach operations.

(4)

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on a pre and after tax basis by $4 million ($0.01 per share). As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

(5)

Production from Golden Sunlight was suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with ore production scheduled to commence in March 2005).

(6)

Production from Turquoise Ridge relates to third party ore sales. On December 23, 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine's results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(7)

On October 22, 2002, Placer Dome gained control of AurionGold. This increased Placer Dome's ownership in the Granny Smith mine to 100% and the Porgera mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to Placer Dome's holdings. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first nine months and third quarter of 2003 have been restated.

(8)

The Cortez mine processes material by way of carbon-in-leach ("CIL") and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production (ozs)
Carbon in leach
For the nine months ended September 30
2004	1,400	6.0	88.5	236,846
2003	1,545	6.8	90.1	305,713
For the third quarter of
2004	475	5.3	87.8	71,117
2003	520	5.5	89.3	82,610
Heap leach
For the nine months ended September 30
2004	15,619	0.7	Note 3	230,880
2003	8,352	0.9	Note 3	142,012
For the third quarter of
2004	5,806	0.7	Note 3	74,792
2003	4,030	0.8	Note 3	56,371
Sale of carbonaceous ore
For the nine months ended September 30
2004	188	6.4	85.8	32,979
2003	278	6.7	85.0	51,003
For the third quarter of
2004	64	6.9	85.9	12,248
2003	103	5.9	85.2	16,638
Total
For the nine months ended September 30
2004	17,207	1.2	Note 3	500,705
2003	10,175	2.0	Note 3	498,728
For the third quarter of
2004	6,345	1.1	Note 3	158,157
2003	4,653	1.5	Note 3	155,619

(9)

Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(10)

Silver is a by-product at the Misima mine. For the nine and three months ended September 30, 2004, Misima produced 202,000 and 7,000 ounces of silver, respectively, compared with 435,000 and 110,000 ounces for the respective prior year periods. Mining was completed at Misima in May 2001, but processing of stockpiled ore continued until May 2004.

(11)

Gold and silver are accounted for as co-products at La Coipa. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 108,234 and 40,550 ounces, respectively for the nine and three month periods ended September 30, 2004 and 110,056 and 42,891 ounces, respectively, for the comparative prior year periods. At La Coipa, production for silver was 2.6 million and 1.2 million ounces for the nine and three months ended September 30, 2004, respectively, and 3.3 million and 1.3 million ounces for the comparative prior year periods.

(12)

On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owned 100% of the open pit North Mara mine in northern Tanzania.

(13)

Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean, Chilean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.31, 1.38, 3.22, 626, and 6.54 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At September 30, 2004 these exchange rates were 1.26, 1.40, 3.11, 609, and 6.47 to 1, respectively.

Review of Mining Operations

Canada

On average, the Canadian dollar appreciated 6% against the U.S. dollar for the third quarter of 2004 compared to the third quarter of 2003.

Production at the Campbell mine increased by 32% in the third quarter of 2004 compared to the prior year period due to increased throughput, partially offset by a decrease in grade. Cash costs per ounce increased by $29 or 15% from the prior period primarily related to the processing of increased tonnage of lower-grade ore and the appreciation of the Canadian dollar.

At the Musselwhite mine, Placer Dome's share of production for the third quarter was 2% higher than the prior year period as increased throughput more than offset lower grade. Cash costs per ounce increased $37 or 16% from the prior year period due to increased short-term mine development activities and the appreciation of the Canadian dollar.

Placer Dome's share of production in the third quarter for the Porcupine operations was 22% lower than the prior year period due primarily to lower throughput and grade. Cash costs per ounce were 22% higher than the prior year period primarily due to lower production and the appreciation of the Canadian dollar. Overburden removal at the Pamour mine is expected to commence in the fourth quarter of 2004, with gold production expected to start in the second quarter of 2005, one quarter earlier than previously planned.

United States

Placer Dome's share of production from the Cortez mine increased by 2% in the third quarter of 2004 compared with the 2003 period. This was due primarily to increased tonnes placed on the leach pads, partially offset by lower CIL tonnage and grades. Cash costs per ounce were 20% higher than in the prior year period, primarily due to an increased proportion of production from the relatively lower grade heap leach ore. The joint venture's updated forecast for 2004 calls for an increase in Placer Dome's share of production of 30,000 ounces from that previously disclosed to 630,000 ounces with no change in previously forecast cash and total costs per ounce. The feasibility study at Cortez Hills is ongoing and drilling on the deposit in the fourth quarter will primarily focus on condemnation drilling and defining geotechnical and groundwater parameters for the study. Additional drilling will be done to test the strike extension to the south of the orebody and the depth extension below the open pit in an attempt to identify additional mineral resources.

Placer Dome's share of production from Turquoise Ridge in the third quarter of 2004 was 60% lower than the prior year period due to a reduction of Placer Dome's interest from 100% to 75% on the formation of the joint venture in December 2003 and lower throughput primarily caused by a combination of a shortage of experience miners and construction delays resulting in the deferral of timing for accessing higher grade ore zones. Production was also negatively impacted by shipping delays to Newmont Mining Corporation's Twin Creeks facility as well as lower recoveries. Cash costs per ounce were 94% higher than in the prior year period, primarily due to lower production and increased start-up costs. Development work continues at the mine and is expected to be complete in 2005 with operations now expected to reach annualized production of 300,000 ounces (Placer Dome's share 225,000 ounces) of gold in 2006.

Australia and Papua New Guinea

On average, the Australian dollar and the Papua New Guinean kina appreciated 8% and 10%, respectively, against the U.S. dollar for the third quarter of 2004 compared to the third quarter of 2003.

At the Porgera mine, Placer Dome's share of production in the third quarter of 2004 was in line with 2003. Cash costs per ounce were $39 or 18% lower than the prior period, primarily due to higher mining rates and maintenance activities in the comparative period, partially offset by the appreciation of the Australian dollar and Papua New Guinean kina in the current period. The joint venture's updated forecast for 2004 calls for an increase in Placer Dome's share of production of 30,000 ounces from that previously disclosed to 740,000 ounces and its cash and total costs per ounce forecast has been decreased to $190 and $230 from $210 and $250 respectively.

At the Granny Smith mine, Placer Dome's share of production for third quarter was 10% above that of the prior year period due to the processing of softer ore from Stage 3 of the Wallaby open pit. Cash costs per ounce were $294, representing a 2% increase over the prior period primarily due to the appreciation of the Australian dollar offsetting increased production. The mine's updated forecast for 2004 calls for a decrease in production of 31,000 ounces from that previously disclosed to 255,000 ounces and its cash and total costs per ounce forecast has been increased to $330 and $420 from $310 and $370 respectively. The decrease in production relates to lower grades than expected from transitional ore mined during the third quarter. The Wallaby underground feasibility study, previously forecast as being cost neutral is now expected to result in a net cost of approximately $5 million due to one of the trial mining lenses lacking continuity resulting in lower production from that area during the study.

Production from Kalgoorlie West during the third quarter of 2004 was 32% below that of the prior year period. This reflects a reduced number of available ore sources and a higher proportion of low grade open pit ore in the mill feed schedule. Cash costs per ounce in the quarter increased by 17% compared to the prior year period due to the appreciation of the Australian dollar and lower production levels.

At the Kanowna Belle mine, production for the three months ended September 30, 2004 was 10% above that of the prior year period due to improved recovery and roaster throughput. Cash costs per ounce were $31 or 15% higher than the prior year quarter due primarily to the appreciation of the Australian dollar and increased underground development and fleet maintenance costs, partially offset by the increase in production.

At the Osborne mine, copper and gold production in the third quarter of 2004 increased 40% and 6%, respectively, from the prior year period due to higher throughput and gold grades, partially offset by lower copper recoveries. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.62 and $0.74, respectively, 7% and 6% above prior period levels due to higher development activity, concentrate shipping costs and the appreciation of the Australian dollar.

Africa

At the South Deep mine, Placer Dome's share of production for the third quarter of 2004 was 7% lower than the prior year period primarily due to lower milled grades. Ongoing issues relating to the implementation of continuous operating working arrangements and the cessation of mining in uneconomic stopes resulted in the need to use low-grade surface ore to supplement mill feed. Unit cash costs increased by 27% due to a 16% appreciation in the rand relative to the U.S. dollar for the third quarter of 2004 compared to the third quarter of 2003, lower production levels and general inflationary operating cost increases. As part of its continuing efforts to improve the mine's cost structure, the South Deep mine has commenced a consultation process with the National Union of Mineworkers aimed at reducing the workforce by approximately 700 people. Early retirements, attrition and voluntary retrenchments are expected to comprise the majority of the reduction. This decision follows steps taken earlier this year that restructured and reduced mine management.

Chile

At the Zaldivar mine, copper production for the third quarter of 2004 was 6% lower than the prior year period due primarily to lower grades resulting from short-term modifications in the mine plan. Cash costs per pound during the period were $0.54, 8% higher than in the prior year period due to the average 10% appreciation of the Chilean peso to the U.S. dollar compared with the third quarter of 2003 and lower production levels. The mine's updated forecast for 2004 calls for an increase in production of 10 million pounds from that previously disclosed to 325 million pounds with no change in previously forecast cash and total costs per pound.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that as well as conventional measures prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome's performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Cash from Operations per Common Share

Cash from operations per common share is determined by dividing the cash from operations by the weighted average number of common shares outstanding during the period, as follows:

	September 30
	Third Quarter		Nine Months
	2004	2003	2004	2003
Cash from operations ($ millions)	91	125	332	268
Weighted average number of common shares (millions)	413.5	409.3	412.9	409.0
Cash from operations per common share	$0.22	$0.31	$0.80	$0.66

Unit Costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of sales and Depreciation and depletion income statement lines is included below:

(in millions of dollars except production and unit costs) (i)

	For the nine months ended September 30
	2004				2003
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	840	184	-	-	797	196	-	-
Copper	(185)	(45)	185	45	(162)	(42)	162	42
Corporate (ii)	(5)	(11)	-	-	(3)	(10)	-	-
Related to metal produced	650	128	185	45	632	144	162	42
La Coipa	25	8	-	-	22	8	-	-
Minority interest	(3)	-	-	-	(6)	-	-	-
By-product	(3)	-	(14)	-	(3)	-	(9)	-
Roast ore costs	(33)	-	-	-	(13)	-	-	-
Reclamation	(12)	12	(1)	1	(16)	16	(1)	1
Inventories	(6)	(3)	(9)	(2)	(12)	(8)	4	1
Other (iii)	(12)	(1)	5	1	(5)	1	9	2
	606	144	166	45	599	161	165	46
Production reported (i)	2,725	2,725	319	319	2,822	2,822	314	314
Osborne gold ozs.	(34)	(34)	-	-	(25)	(25)	-	-
Roast ore (ozs.)	(121)	(121)	-	-	(55)	(55)	-	-
Golden Sunlight ozs.	(2)	(2)	-	-	-	-	-	-
La Coipa gold equivalent ozs.	42	42	-	-	45	45	-	-
Production base for calculation	2,610	2,610	319	319	2,787	2,787	314	314
Unit costs (i)	232	55	0.52	0.14	215	58	0.52	0.15

	For the three months ended September 30
	2004				2003
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	283	61	-	-	285	66	-	-
Copper	(60)	(14)	60	14	(54)	(13)	54	13
Corporate (ii)	(3)	(3)	-	-	(3)	(3)	-	-
Related to metals production	220	44	60	14	228	50	54	13
La Coipa	8	3	-	-	7	3	-	-
Minority interest	-	-	-	-	(2)	-	-	-
By product	-	-	(5)	-	-	-	(3)	-
Roast ore costs	(9)	-	-	-	(10)	-	-	-
Reclamation	(5)	5	-	-	(6)	6	-	-
Inventories	(7)	(1)	-	-	-	(5)	4	-
Other (iii)	(4)	(2)	-	-	(4)	(1)	-	2
	203	49	55	14	213	53	55	15
Production reported (i)	888	888	101	101	1,014	1,014	105	105
Osborne gold ozs.	(13)	(13)	-	-	(9)	(9)	-	-
Roast ore (ozs.)	(28)	(28)	-	-	(40)	(40)	-	-
La Coipa gold equivalent ozs.	18	18	-	-	18	18	-	-
Production base for calculation	865	865	101	101	983	983	105	105
Unit costs (i)	235	56	0.56	0.14	217	54	0.52	0.14

(i)

Gold production is in thousands of ounces and unit costs for gold are in dollars per ounce. Copper production is in millions of pounds, and unit costs for copper are in dollars per pound.

(ii)

Corporate depreciation includes the amortization of the tax gross ups (note 4(b) to the unaudited interim consolidated financial statements).

(iii)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

(unaudited)

	September 30
	Third Quarter		Nine Months
	2004 $	2003 (restated-note 3(c)) $	2004 $	2003 (restated-note 3(c)) $
Sales (note 4)	453	464	1,428	1,271
Cost of sales	283	285	840	797
Depreciation and amortization	61	66	184	196
Mine operating earnings (note 4(b))	109	113	404	278
General and administrative	17	12	48	37
Exploration	19	20	52	54
Resource development, technology and other	14	22	45	54
Operating earnings	59	59	259	133
Non-hedge derivative gains (loss)	(1)	(33)	(15)	44
Investment and other business income (loss)	10	6	(15)	(2)
Interest and financing expense	(19)	(13)	(56)	(46)
Earnings before taxes and other items	49	19	173	129
Income and resource tax recovery (notes 7 and 10(b))	99	8	64	32
Equity in earnings of associates	-	-	5	3
Minority interests	-	-	(1)	1
Net earning before the cumulative effect of change in accounting policy	148	27	241	165
Changes in accounting policies (note 2)	-	-	4	(17)
Net earnings	148	27	245	148
Comprehensive income	148	33	253	160
Per common share
Net earnings (and diluted net earnings) before the cumulative effect of changes in accounting policies	0.36	0.06	0.58	0.40
Net earnings	0.36	0.06	0.59	0.36
Diluted net earnings	0.34	0.06	0.57	0.36
Dividends	0.05	0.05	0.10	0.10
Weighted average number of common shares (millions)
Basic	413.5	409.3	412.9	409.0
Diluted	432.0	410.0	432.1	409.7

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of U.S dollars, U.S. GAAP)

(unaudited)

	September 30
	Third Quarter		Nine Months
	2004 $	2003 (restated-note 3(c)) $	2004 $	2003 (restated-note 3(c)) $
Operating activities
Net earnings	148	27	245	148
Add (deduct) non-cash items
Depreciation and depletion	61	66	184	196
Deferred stripping adjustment	(11)	6	(34)	3
Cumulative translation adjustment	-	-	34	-
Unrealized loss (gain) on derivatives	1	34	3	(41)
Deferred commodity and currency derivatives	(3)	(14)	(13)	(34)
Deferred reclamation	7	(3)	8	16
Deferred income and resource taxes	(94)	(17)	(98)	(63)
Changes in accounting policies (note 2)	-	-	(4)	17
Other items, net	(4)	16	6	31
Cash from operations before change in non-cash operating working capital	105	115	331	273
Change in non-cash operating working capital	(14)	10	1	(5)
Cash from operations	91	125	332	268
Investing activities
Property, plant and equipment	(88)	(57)	(237)	(150)
Purchase of East African Gold Limited (note 3(b))	-	(252)	-	(252)
Short-term investments	(1)	-	(5)	(2)
Other, net	14	6	17	8
	(75)	(303)	(225)	(396)
Financing activities
Short-term debt, net (note 8(b))	85	164	90	165
Restricted cash (note 8(b))	(90)	-	(90)	-
Long-term debt and capital leases
Borrowings (note 8(a))	-	-	5	196
Repayments (note 8(a))	(31)	(3)	(38)	(529)
Common shares issued	6	9	26	11
Redemption of minority interest	-	-	-	(1)
Dividends paid
Common shares	(20)	(20)	(41)	(41)
Minority interest	-	(2)	-	(3)
	(50)	148	(48)	(202)
Increase (decrease) in cash and cash equivalents	(34)	(30)	59	(330)
Cash and cash equivalents
Beginning of period	675	237	582	537
End of period	641	207	641	207

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, U.S. GAAP)

(unaudited)

ASSETS

	September 30, 2004 $	December 31, 2003 (restated-note 3(b)) $
Current assets
Cash and cash equivalents	641	582
Short-term investments	14	9
Restricted cash (note 8(b))	90	-
Accounts receivable	113	131
Income and resource tax assets	60	17
Inventories (note 5)	228	244
	1,146	983
Investments	48	51
Other assets (note 6)	177	168
Deferred commodity and currency sales contracts and derivatives	38	48
Income and resource tax assets	311	230
Deferred stripping	155	107
Purchased undeveloped mineral interests	469	522
Goodwill (notes 3(b) and (c))	454	454
Property, plant and equipment
Cost	4,249	4,165
Accumulated depreciation and amortization	(2,140)	(2,143)
	2,109	2,022
	4,907	4,585

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30, 2004 $	December 31, 2003 (restated-note 3(b)) $
Current liabilities
Short-term debt (note 8(b))	90	-
Accounts payable and accrued liabilities	245	243
Income and resource taxes liabilities	34	26
Current portion of long-term debt and capital leases (note 8(a))	3	10
	372	279
Long-term debt and capital leases (note 8(a))	1,153	1,179
Reclamation and post closure obligations	232	225
Income and resource tax liabilities	211	216
Deferred commodity and currency sales contracts and derivatives	221	209
Deferred credits and other liabilities	78	78
Commitments and contingencies (notes 9, 10)
Shareholders' equity	2,640	2,399
	4,907	4,585

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(millions of U.S. dollars, except share amounts, U.S. GAAP)

(unaudited)

	September 30
	Third Quarter		Nine Months
	2004 $	2003 (restated-note 3(c)) $	2004 $	2003 (restated-note 3(c)) $
Common shares (i), beginning of period	2,043	1,994	2,023	1,992
Exercise of options	6	9	26	11
Common shares, end of period	2,049	2,003	2,049	2,003
Accumulated other comprehensive loss, beginning of period	(27)	(44)	(35)	(50)
Unrealized gain (loss) on securities	3	2	(1)	1
Unrealized gain (loss) on derivatives
Copper	(10)	(2)	(24)	(1)
Currency	6	6	-	13
Reclassification of (gain) loss on derivatives included in net earnings
Copper	3	-	7	-
Currency	(2)	-	(8)	-
Unrealized change in the minimum pension liability	-	-	-	(1)
Reclassification of cumulative translation account loss included in net earnings	-	-	34	-

Accumulated other comprehensive loss, end of period	(27)	(38)	(27)	(38)
Contributed surplus, beginning of period	68	59	66	60
Stock-based compensation	1	2	3	1
Contributed surplus, end of period	69	61	69	61
Retained earnings, beginning of period	421	258	345	157
Net earnings	148	27	245	148
Common share dividends	(20)	(21)	(41)	(41)
Retained earnings, end of period	549	264	549	264
Shareholders' equity	2,640	2,290	2,640	2,290

(i)

Authorized and issued share capital:

Preferred shares - unlimited shares authorized, no par value, none issued.

Common shares - unlimited shares authorized, no par value, issued and outstanding at September 30, 2004 - 413,789,005 shares (December 31, 2003 - 411,530,294).

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(all tabular amounts are in millions of U.S. dollars, U.S. GAAP)

1.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for interim financial information. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004 or future operating periods. For further information, see Placer Dome's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2003.

The Corporation also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management's Discussion and Analysis focusing on these differences (see note 13). The consolidated net earnings under Canadian GAAP were $273 million and $133 million for the nine months ended September 2004 and 2003, respectively, and $144 million and $25 million for the third quarter of 2004 and 2003, respectively.

Certain amounts for 2003 have been reclassified to conform with the current year basis of presentation.

2.

Changes in Accounting Policies and Other Adjustments

(a) During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping relating to its share of the Cortez joint venture on Placer Dome's consolidated balance sheet. This change was made as a result of deliberations by the Financial Statement Accounting Board's ("FASB") Emerging Issues Task Force ("EITF") at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). The EITF is currently discussing the appropriateness and timing of capitalization and amortization of deferred stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

(b) During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for the first nine months of 2003 by $7 million ($0.02 per share) and $5 million ($0.01 per share), respectively; for the third quarter of 2003 by nil (nil per share) and nil (nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(c) On January 1, 2003, Placer Dome adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share).

3.

Business Acquisitions and Joint Venture

(a)

Effective December 23, 2003, Placer Dome and Newmont Mining Corporation ("Newmont") formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont will purchase up to approximately 1,800 tonnes per day of joint venture ore and process it at its cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture and, as such, is proportionately consolidated.

(b)

On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold Mines Limited ("East African Gold"). The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003. With the finalization of the East African Gold purchase price equation in the second quarter of 2004, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome's December 31, 2003 consolidated balance sheet has been restated to reflect these changes. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post acquisition period in those years was not material.

(c)

On October 22, 2002, Placer Dome gained control of AurionGold Limited ("AurionGold"). This increased Placer Dome's ownership in the Granny Smith mine to 100% and in the Porgera mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to Placer Dome's holdings. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the operating results for the first three quarters of 2003 have been restated.

4.

Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)

Product segments

	Sales by metal segment
	September 30
	Third Quarter		Nine Months
	2004 $	2003 $	2004 $	2003 $
Gold	336	384	1,038	1,038
Copper	116	79	386	229
Other	1	1	4	4
	453	464	1,428	1,271

(b)

Segment sales revenue and mine operating earnings (loss)

	Sales revenue by mine
	September 30
	Third Quarter		Nine Months
	2004 $	2003 $	2004 $	2003 $
Canada
Campbell	28	19	66	52
Musselwhite	17	14	49	40
Porcupine	19	23	65	65
	64	56	180	157
United States
Bald Mountain	5	8	14	28
Cortez	66	53	196	170
Golden Sunlight (i)	-	23	2	65
Turquoise Ridge (ii)	5	11	30	16
	76	95	242	279
Australia
Granny Smith	31	28	70	76
Henty	10	9	44	23
Kalgoorlie West	26	34	88	105
Kanowna Belle	25	21	70	73
Osborne	30	18	92	49
	122	110	364	326
Papua New Guinea
Misima (v)	1	12	23	35
Porgera	71	64	221	165
	72	76	244	200
South Africa - South Deep	23	21	61	57
Tanzania - North Mara (iii)	20	17	60	17
Chile - Zaldivar	108	64	343	188
Metal hedging gain (loss)	(32)	25	(66)	47
	453	464	1,428	1,271

	Mine operating earnings (loss)
	September 30
	Third Quarter		Nine Months
	2004 $	2003 $	2004 $	2003 $
Canada
Campbell	5	5	11	12
Musselwhite	2	2	6	2
Porcupine	4	7	16	14
	11	14	33	28
United States
Bald Mountain	-	2	2	5
Cortez (note 2(a))	33	26	99	87
Golden Sunlight (i)	-	13	1	36
Turquoise Ridge (ii)	(2)	2	2	3
	31	43	104	131
Australia
Granny Smith (note 3(c))	-	2	(5)	11
Henty (note 3(c))	2	3	14	2
Kalgoorlie West (note 3(c))	(2)	(1)	4	(5)
Kanowna Belle (note 3(c))	5	4	14	14
Osborne	9	1	29	2
	14	9	56	24
Papua New Guinea
Misima (v)	-	(3)	6	1
Porgera (note 3(c))	33	16	92	25
	33	13	98	26
South Africa - South Deep	(1)	2	(7)	5
Tanzania - North Mara (iii)	4	1	16	1
Chile - Zaldivar	54	14	176	31
Metal hedging gain (loss)	(32)	25	(66)	47
Currency hedging gain	2	-	9	-
Amortization of tax gross up (iv)	(3)	(3)	(8)	(6)
Stock-based compensation	(2)	(3)	(4)	(2)
Other	(2)	(2)	(3)	(7)
	109	113	404	278

(i)

Production from Golden Sunlight was temporarily suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in March 2005).

(ii)

Results include 100% of Turquoise Ridge's operating results up to December 23, 2003 and 75% thereafter. (see note 3(a)). Results from Turquoise Ridge relate to third party ore sales.

(iii)

Results include 100% of the operations of the North Mara mine from July 23, 2003 (see note 3(b)).

(iv)

Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences.

(v)

Processing of ore ceased at Misima in May 2004.

5.

Inventories comprise the following:

	September 30, 2004 $	December 31, 2003 $
Metal in circuit	92	98
Ore stockpiles	105	83
Materials and supplies	79	81
Product inventories	28	46
	304	308
Long-term portion of ore stockpiles	(76)	(64)
Inventories	228	244

6.

Other assets consist of the following:

	September 30, 2004 $	December 31, 2003 $
Sale agreement receivable (i)	64	69
Ore stockpiles (note 5)	105	83
Debt issue costs and discounts	17	17
Pension asset	21	13
Other	7	14
	214	196
Current portion of other assets	(37)	(28)
	177	168

(i)

In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.

Income and Resource Taxes

See note 10(b) for a discussion of Placer Dome's reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the quarter.

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its United States operations. At that time a full valuation allowance had been set up against the asset. During the first two quarters of 2003, Placer Dome utilized $16 million of this deferred tax asset. As of June 30, 2003, Placer Dome determined that, due to a more positive outlook for its United States operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain Mine, only $110 million of this valuation allowance was required. Pursuant to this, a non-cash credit of $39 million to Income and resource tax recovery (provision) was recorded in the income statement during the second quarter of 2003.

8.

Debt

(a)  Consolidated long-term debt and capital leases comprise the following:

	September 30	December 31
	2004 $	2003 $
Placer Dome Inc.
Bonds, unsecured
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum	200	200
October 15, 2035 at 6.45% per annum	300	300
Preferred Securities, unsecured
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium - term notes, unsecured	140	140
Senior Convertible Debentures, unsecured, October 15, 2023 at 2.75%	230	230
East African Gold, non-recourse	-	36
Capital leases	9	6
	1,156	1,189
Current portion	(3)	(10)
	1,153	1,179

On July 29, 2004, Placer Dome repaid the non-recourse loan relating to East African Gold's project financing for the North Mara mine.

Placer Dome entered into a new unsecured revolving credit agreement with a syndicate of lenders effective July 20, 2004. The facility is available for use for general corporate purposes. The agreement permits borrowings of up to $850 million, with a $300 million sub-limit for letters of credit, until its maturity on July 20, 2009. The agreement requires the Corporation to maintain a consolidated tangible net worth of $1.5 billion. This agreement replaced a two-tranche credit facility of $685 million, a portion of which was scheduled to be renewed on September 8, 2004 ($285 million) and a portion that was scheduled to expire on September 8, 2005 ($400 million).

On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation's outstanding $185 million 8.625% Series A Preferred Securities.

On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375% and are not convertible. On May 27, 2003 a registration statement related to these debentures was filed with and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

On January 31, 2003, Placer Dome repaid, from cash, $137 million of debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

(b)

During the quarter, Placer Dome entered into a demand financing facility which permits borrowings of up to $120 million. The facility also requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The net effective interest rate to Placer Dome of this is 0.4% per annum. At September 30, 2004, $90 million had been drawn on the facility and an equal amount had been placed on deposit.

9.

Consolidated Metals Sales and Currency Programs

At September 30, 2004, based on the spot prices of $415.65 per ounce for gold, $6.905 per ounce for silver and $1.424 per pound for copper and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.3872, the mark-to-market values of Placer Dome's precious metal and copper sales programs were negative $600 million and negative $42 million, respectively. This includes the negative mark-to-market related to the hedge books acquired in the AurionGold and East African Gold transactions, but does not take into account the $188 million liability in Deferred commodity and currency sales contracts and derivatives as at September 30, 2004 relating primarily to the remaining provision booked on acquisition for the fair value of those metal hedge books. For the currency program, the mark-to-market value of its currency forward and option contracts on September 30, 2004, was approximately positive $33 million (based on a foreign exchanges rate of AUD/USD $1.3872), all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome's gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery. Placer Dome's copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

At September 30, 2004, Placer Dome's consolidated metals sales program consisted of:

	2004	2005	2006	2007	2008	2009	2010+	Total
Gold (000's ounces):
Forward contracts sold (i) Fixed contracts
Amount	156	1,047	1,239	1,245	978	307	682	5,654
Average price ($/oz.)	338	343	344	373	397	404	448	375
Fixed interest floating lease rate
Amount	-	-	-	15	232	813	935	1,995
Average price ($/oz.)	-	-	-	416	358	435	469	442
A$ forward contracts
Amount	-	3	15	24	-	30	60	132
Average price ($/oz.)	-	408	445	450	-	430	435	437
Total forward contracts sold
A$ forward contracts purchased	-	(75)	-	-	-	-	-	(75)
Total forward contracts	156	975	1,254	1,284	1,210	1,150	1,677	7,706
Call options sold and cap Agreements (ii)
Amount	169	276	249	115	200	-	-	1,009
Average price ($/oz.)	340	362	356	363	394	-	-	363
A$ contracts
Amount	19	65	-	-	-	-	-	84
Average price ($/oz.)	360	361	-	-	-	-	-	361
Total call option sold and cap agreements	188	341	249	115	200	-	-	1,093
Total firm committed ounces (iii)	344	1,316	1,503	1,399	1,410	1,150	1,677	8,799
Contingent call options sold (iv)
Knock-in (up and in)
Amount	27	128	52	-	11	-	64	282
Average price ($/oz.)	376	373	361	-	425	-	396	378
Average barrier level ($/oz.)	411	405	396	-	451	-	396	404
Knock out (down and out)
Amount	-	38	42	66	54	117	30	347
Average price ($/oz.)	-	383	402	410	423	403	443	409
Average barrier level ($/oz.)	-	336	365	357	345	355	360	353
Total maximum committed ounces (v)	371	1,482	1,597	1,465	1,475	1,267	1,771	9,428
Put options purchased (vi)
Amount	433	693	512	359	179	129	142	2,447
Average price ($/oz.)	352	406	417	442	409	396	429	405
Put options sold (vii)
Amount	80	80	80	-	-	-	-	240
Average price ($oz.)	265	250	250	-	-	-	-	255

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $401 per ounce.

	2004	2005	2006
Silver (000's ounces):
Fixed forward contracts (i)
Amount	-	-	1,200
Average price ($/oz.)	-	-	6.25
Call options sold (ii)
Amount	525	1,560	1,800
Average price ($/oz.)	5.26	5.25	7.40
Total committed amount	525	1,560	3,000
Average price ($/oz.)	5.26	5.25	6.94
Put options purchased (vi)
Amount	525	1,560	1,800
Average price ($/oz.)	4.90	4.90	6.17
Copper (millions of pounds):
Fixed forward contracts (i)
Amount	24.8	14.9	-
Average price ($/lb.)	0.90	1.03	-
Call options sold (ii)
Amount	23.1	101.4	-
Average price ($/lb.)	0.99	1.10	-
Total committed amount
Amount	47.9	116.3	-
Average price ($/lb.)	0.94	1.09	-
Put options purchased (vi)
Amount	23.1	100.9	-
Average price ($/lb.)	0.88	1.00	-

(i)

Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)    Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)    Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S.

       dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)    A$ forward contracts - a deliverable sales contract denominated in Australian dollars that has been converted to U.S.

       dollars at an exchange rate of $1.3872. On a portion of these contracts, the gold lease rates have been fixed to maturity.

       The remaining contracts include a lease rate allowance or are floating at market rates. Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)

Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of $1.3872.

(iii)

Firm Committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)

Contingent call options sold - Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of $1.3872. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of September 30, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)

Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)

Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)

Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At September 30, 2004, Placer Dome's consolidated foreign currency program consists of:

	Maturity Period	Quantity	Average Price
Australian dollars	(to the year)	($ millions)	(AUD/USD)
Fixed forward contracts	2007	$110.7	$1.8222
Put options sold	2007	$41.3	$1.6186
Total committed dollars		$152.0	$1.7669
Call options purchased	2007	$60.0	$1.5098

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

10.

Commitments and Contingencies

(a)

At September 30, 2004, Placer Dome has outstanding commitments of approximately $40 million under capital expenditure programs.

(b)

In September 2002 Placer Dome Canada Limited ("PDC") lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited ("PDCLA"), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome's favour in reversing the Ontario Superior Court decision. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal's decision to the Supreme Court of Canada. Management is of the view, that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Accordingly, Placer Dome has reversed a previously accrued tax and interest related liability of $76 million. This reversal was recorded as income in the third quarter of 2004. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

(c)

Placer Dome and Marcopper Mining Corporation ("Marcopper") are named as defendants (the "Defendants") in two complaints detailed below (the "Complaints") filed in the Regional Trial Court (the "Court"), Fourth Judicial Region, Boac, Marinduque, Philippines respecting alleged damages arising from the mining operations of the Marcopper Mine. The Marcopper Mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper Mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper Mine ceased mining operations in 1996. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.

In April 2001, a complaint was filed in the Court (the "Mogpog Complaint") by Rita Natal and 60 other individuals (the "Mogpog Plaintiffs") against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state.

In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court's prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order which to date has not been heard by the Court. To date, the Court has not effected service of the Mogpog Complaint on Placer Dome.

Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.

In July 2004, a complaint was filed in the Court (the "Calancan Bay Complaint") framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailing from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the "Calancan Bay Plaintiffs") are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants' decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood.

To date, the Court has not effected service of the Calancan Bay Complaint on Placer Dome.

Evaluation of the Calancan Bay Complaint is in its early stages; however, management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages.

Management is continuing its investigation of the facts and the allegations in the complaints, and related developments as they occur. If either of the complaints proceeds, management intends to vigorously defend against all claims made.

(d)

In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on Placer Dome's financial position or results of operations.

11.

Stock-Based Compensation

Placer Dome follows the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, Placer Dome's net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	September 30
	Third Quarter		Nine Months
	2004 $	2003 $	2004 $	2003 $
Net earnings - as reported	148	27	245	148
Net earnings - pro forma	145	24	237	139
Net earnings per share - as reported	0.36	0.06	0.59	0.36
Net earnings per share - pro forma	0.35	0.05	0.57	0.34

Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At September 30, 2004, there were 9.5 million vested and 5.8 million unvested stock options outstanding.

On October 13, 2004, the FASB concluded that Statement 123R, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The FASB's current plan is to issue a final Statement on or around December 15, 2004. Placer Dome is currently evaluating the impact of SFAS 123R.

12.

Pension Plans

Pension expenses are comprised of:

	September 30
	Third Quarter		Nine Months
	2004 $	2003 $	2004 $	2003 $
Defined benefit plans:
Service costs (benefits earned during the period)	1	2	4	5
Interest costs on projected benefit obligations	2	2	7	7
Expected return on plan assets	(2)	(2)	(6)	(5)
Amortization of experience (gains) losses	1	1	2	2
Total defined benefit plans	2	3	7	9
Defined contribution plans	1	1	4	4
Total pension expense	3	4	11	13

13.

Canadian GAAP

 (a) Reconciliation from U.S. GAAP to Canadian GAAP

The unaudited interim consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission ("U.S. GAAP") which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"). The following is a reconciliation of the net earnings (loss) between the U.S. and the Canadian basis:

	September 30
	Third Quarter		Nine Months
	2004 $	2003 $	2004 $	2003 $
Net earnings - U.S. GAAP	148	27	245	148
Interest and financing expense (i), (ii)	1	2	3	10
Unrealized non-hedge derivatives (iii)	-	4	8	(23)
Early deliveries of hedge contracts (iv)	2	(10)	3	(16)
Difference due to write-down values for Osborne and Porgera (v)	(4)	(3)	(9)	(9)
Stock-based compensation (ix)	(3)	-	(8)	-
Change in accounting policy (vi), (vii)	-	-	(4)	17
Cumulative translation adjustment (x)	-	-	34	-
Loss on redemption of preferred securities (i)	-	-	-	5
Other	1	4	3	7
Taxes	(1)	1	(2)	(6)
Net earnings - Canadian GAAP	144	25	273	133

Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)

Preferred Securities of $77 million (December 31, 2003 - $77 million), under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividends. On redemption of the Preferred Securities, gains and losses are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus. The interest expense/dividends in the first nine months and the third quarter of 2004 were $5 million and $2 million, respectively (2003-

$10 million and $2 million).

(ii)

In October 2003, Placer Dome issued $230 million of senior convertible debentures. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering are allocated between the debt and equity portion using the residual method. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amounts of accretion in the first nine months and the third quarter of 2004 were $2 million and $1 million, respectively.

(iii)

Under U.S. GAAP, metal option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under

Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions, which follow the same accounting as U.S. GAAP and those contracts acquired, which was set up at market value on the date of acquisition. Under Canadian GAAP, gains (losses) realized on metal option contracts are included in sales, and gains (losses)

realized on foreign currency forward and option contracts are included in cost of sales.

(iv)

Of Placer Dome's metals program, the majority relates to gold metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception, except in instances where Placer Dome, in accordance with the contractual agreements, chooses to deliver into the contracts prior to the initial delivery date and recognizes the gains and losses on delivery. Under Canadian GAAP the gains and losses on contracts that

Placer Dome delivered into prior to the initial delivery dates are deferred and recognized in income on the forward date identified in the contract.

(v)

Prior to 2003, under the U.S. basis, impairment provisions on long-lived assets were calculated on a fair value basis, whereas under the Canadian basis they were calculated on an undiscounted basis. In 2000, Placer Dome wrote down certain assets,

resulting in differences in the carrying values of Porgera and Osborne. The difference remaining on the balance sheet at

September 30, 2004 is $69 million (December 31, 2003 - $80 million).

(vi)

On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, "Accounting for Asset Retirement Obligations"

(see note 2), and under the Canadian basis, adopted CICA 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S.

basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of

2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001.

(vii)

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December

31, 2003, a liability of deferred stripping relating to its share of the Cortez joint venture on Placer Dome's consolidated balance sheet. This change was made as a result of deliberations by the Financial Statement Accounting Board's ("FASB")

Emerging Issues Task Force ("EITF") at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. Under the U.S. basis, it was applied prospectively with a cumulative effect of $4 million booked through earnings in the first quarter of 2004. Under the Canadian basis the new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and an increase to the net earnings in 2003 and 2002.

(viii)

The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis at $34 million (December 31, 2003 - $36 million), whereas under Canadian GAAP the investment is proportionately consolidated with a net balance of $39 million (December 31, 2003 - $46 million) recorded under Property,

plant and equipment. Although this impacts individual line items, the net earnings impact is nil.

(ix)

Under the U.S. basis, in accordance with SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), Placer

Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of

Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the

Corporation has, effective January 1, 2003, prospectively early adopted CICA 3870 "Stock Based Compensation", which requires fair value accounting for all stock options issued.

(x)

The cumulative translation adjustment of $34 million was recognized on the cessation of commercial production at the

Misima operations in the second quarter of 2004. Under Canadian GAAP, the cumulative translation adjustment related to

Misima was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders' equity. Effective

January 1, 1991 Placer Dome adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis Placer Dome's financial statements for all years prior to

January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31,

1990. Under the U.S. basis, pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date

Placer Dome was formed by the amalgamation of three predecessor companies. In addition to the above, reference is made to the Canadian basis consolidated financial statements in the Management Proxy Circular and Statement filed with various

Canadian regulatory authorities and note 20(d) to the 2003 Consolidated Financial  Statements included in the Annual

Report and Annual Information Form/Form 40-F.

(b)

Management's Discussion and Analysis

Management's Discussion and Analysis in this document is based on the unaudited interim consolidated financial statements of Placer Dome Inc. prepared in accordance with U.S. GAAP. Set out below are the significant differences if the Management's Discussion and Analysis had been based on Canadian GAAP.

  Consolidated net earnings in accordance with Canadian GAAP for the nine months and three months ended September 30, 2004 were $273 million ($0.65 per share after dividends on preferred securities) and $144 million ($0.34 per share), respectively, compared with $133 million ($0.30 per share) and $25 million ($0.06 per share) for the same periods in 2003.

  Pre-tax non-hedge derivative gains (losses) in the first nine months and third quarter of 2004 were a gain of $1 million and a loss of $2 million, respectively (2003 - gain of $17 million and loss of $30 million). Included in these amounts are a net unrealized non-cash gain of $5 million and loss of $1 million for the first nine months and third quarter, respectively (2003 - gain of $18 million and loss of $30 million). The 2003 gains and losses were primarily related to the mark-to-market value changes on Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods.

  Investment and other business income in the first nine months and third quarter of 2004 were $20 million and $10 million, respectively, compared with $2 million and $6 million in the comparative prior year periods. The income in 2004 was largely due to the sale of various assets.

  Interest and financing expenses were $54 million and $18 million in the first nine months and third quarter of 2004, respectively (2003 - $36 million and $11 million). The increases relate to higher average debt levels in 2004, partially offset by lower interest rates.

  Consolidated short-term and long-term debt balances at September 30, 2004, were $1,128 million, compared with $1,070 million at December 31, 2003.

Vancouver-based Placer Dome Inc. operates 17 mines in seven countries. The Corporation's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss third quarter results at 7:00am PDT/ 10:00am EDT on Thursday, October 28. North American participants may access the call at (800) 424-9805. International participants please dial (416) 620-2400. The call will also be webcast on the Placer Dome website at www.placerdome.com. The conference call will be available for replay until November 11, 2004 by dialing (416) 626-4100, reservation # 21210728.

For further information please contact:

Investor Relations: Greg Martin (604) 661-3795

Media Relations: Joe Danni (604) 661-1941

For enquiries related to shares, transfers and dividends please contact:

CIBC Mellon Trust Company

Toll-free within North America (800) 387-0825

Collect calls accepted from outside North America (416) 643-5500

Head Office

Suite 1600, Bentall IV, 1055 Dunsmuir Street

(PO Box 49330, Bentall Postal Station)

Vancouver, British Columbia, Canada V7X 1P1

tel (604) 682-7082

fax (604) 682-7092

On the internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will" or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, taxes, and Placer Dome's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, the speculative nature of mining exploration and development activities, changes in general economic conditions and conditions in the financial markets, including changes to the interest rate on borrowings, changes in demand and prices for the minerals Placer Dome produces, changes in the worldwide price of other commodities such as diesel fuel and electricity, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis" or detailed in Placer Dome's filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.